Delisting Determination, The Nasdaq Stock Market, LLC, December 27, 2023, CohBar, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of CohBar, Inc., effective at the opening of the trading session on January 8, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staff determination on November 20, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on November 29, 2023. The Staff determination to delist the Company securities became final on November 29, 2023.